Exhibit 99.4

PRESS RELEASE

First Progress Report on TotalEnergies Foundation's Call for

Partners: 26 High Social Impact Projects Serving 55,000 Young

People

Paris, December 6, 2022 – Since 2020, TotalEnergies Foundation's annual call for partners has given new associations an opportunity to present their projects in the area of Education & Inclusion. In September 2022, nine associations were selected as partners. They will benefit from support and financial backing. The Company has allocated a budget of €200 million to TotalEnergies Foundation for 2023-2027, with a priority on youth.

Three years after the first call for partners in France, TotalEnergies Foundation presents the initial results:

▪	200 applications have been reviewed and 26 high social impact projects selected by the Foundation benefiting almost 55,000 young people in extremely vulnerable situations.

▪	The selected projects benefit from one to three years of financial backing, as well as assistance from TotalEnergies Foundation in developing their impact and ability to take action.

▪	The calls for partners have enhanced the Foundation’s contribution to projects to help young people in disadvantaged neighborhoods and rural areas. TotalEnergies Foundation has also expanded its commitment to new, particularly fragile populations, such as young people coming out of child protective services or prison, as well as incarcerated youth.

▪	In particular, TotalEnergies Foundation targets solutions that bring jobs and education closer together, as well as programs that get parents involved in their children's success. The leverage effect of these initiatives increases their impact among young people.

Jacques-Emmanuel Saulnier, Senior Vice President Public Interest and Managing Director of TotalEnergies Foundation declared: "All around France, we are working with some one hundred partner associations to give young people the resources to take charge of their own futures by focusing on the most vulnerable among them, promoting equal opportunity and helping them be independent. Each year, the call for partners gives us a chance to identify new initiatives and contribute to the deployment of innovative programs across the country. Our 'alliance' approach creates momentum and amplifies the social impact of these projects for young people."

Charles-Benoît Heidsieck, President-Founder of Le Rameau, and Chairman of the TotalEnergies Foundation's Education & Inclusion Committee, said: "We always learn so much from these calls for partners. The diverse ways of approaching issues and the ability of local players to invent solutions tailored to the needs of the most vulnerable among us are a real source of hope. Each of the winners, in their own way, is inventing educational models for tomorrow."

The next call for partners will take place in the first quarter of 2023.

TotalEnergies’ Corporate Foundation

TotalEnergies’ corporate foundation acts in favor of young people, particularly the most vulnerable. Founded in 1992, it works today alongside its partners in four priority areas: Inclusion & Education; Road Safety; Climate, Coastal Areas & Oceans; and Cultural Dialogue & Heritage. Its initiatives, anchored in the Company’s host regions, as well as the Action! program, which gives employees the opportunity to devote up to three days of their working time each year to public-interest initiatives, extend TotalEnergies’ economic, social and community commitment in France and contribute to the Company’s citizenship engagement.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

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Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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